FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of November, 2004

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______

Third quarter 2004 results
SIGNATURES

COMPAGNIE GENERALE DE GEOPHYSIQUE

Third quarter 2004 results

Upturn in the Geophysical Services market
resulting in a strong increase of the Group Operating Result and in a record high Group backlog of US$ 435 million

Paris, November 16th 2004

Compagnie Générale de Géophysique (ISIN: FR0000120164 ; NYSE : GGY) ) published today its consolidated results for the third quarter of 2004.

Q3 2004 Highlights:

Revenues for the third quarter of 2004 were Euros 166.8 million, up 23% in Euros and 33% in USD compared to the third quarter of 2003.

Group operating profit of Euros 10.7 million compared to a Euros 0.2 million operating profit before NRI in Q3 2003.

Geophysical Services operating profit of Euros 1.6 million compared to a Euros 12.6 million operating loss before NRI in Q3 2003.

Sercel operating margin of 17%.

Exceptional currency exchange loss of Euros 3.8 million resulting from the liquidation of Kantwell, the subsidiary which previously owned the CGG Mistral vessel.

Q3 2004 net loss of Euros 3.2 million compared to a Euros 6.5 million net loss before NRI in Q3 2003.

Record high Group backlog of US$ 435 million.

Chairman and CEO Robert Brunck stated:

“This third quarter constitutes a turning point in our market. For the first time after five consecutive quarters, Geophysical Services show a positive operating result. The increase in marine acquisition prices, a good productivity of the vessels and a high level of after-sales from our multi-client library contributed to this performance. This positive trend should further firm up during the coming quarters. The recent awards and firm leads in land acquisition allow us to enter into the first half of 2005 with greater confidence on this specific segment. With Sercel maintaining its very strong profitability and Geophysical Services benefiting from an increase in exploration investment, CGG is well poised to further develop its financial performance in 2005.”

Revenue and earnings with the comparative amounts for the corresponding periods of fiscal year 2003 are as follows:

Consolidated Statement of Earnings

	Year to Date		Third Quarter
Million Euros	2004	2003	2004	2003
Operating revenues	488.2	454.6	166.8	135.7
Operating profit (loss) (1)	23.7	(5.3)	10.7	(17.2)
Income from equity investments	7.7	5.8	2.9	0.9
Goodwill depreciation	(6.4)	(6.2)	(2.2)	(3.2)
Net interest expense	(16.7)	(15.8)	(5.0)	(3.6)
Exchange gains (losses)	0.9	5.4	(3.2)	(0.7)
Income taxes	(15.6)	(8.4)	(6.0)	(1.7)
Minority interest	(0.9)	0.0	(0.4)	0.0
Net income (loss)	(7.3)	(24.5)	(3.2)	(25.5)

Diluted earnings per share (Euros)	(0.62)	(2.07)	(0.27)	(2.15)

(1)	The third quarter 2003 includes non recurring expenses of €17.4 million

Revenues:

At Euros 166.8 million, CGG total revenues for the third quarter of 2004 were up 23% compared to the third quarter of 2003 and up 33% in USD.

Total revenues for Geophysical Services for the third quarter 2004 were Euros 101.5 million, up 34% in Euros, (+45% in USD), compared to the third quarter 2003.

Land acquisition total revenues for the third quarter 2004 fell 8% to Euros 18.8 million (stable in USD), compared to the third quarter 2003. At the end of September 2004, seven crews were in operation.

Offshore revenues for third quarter 2004 were Euros 55.2 million, up 110% in Euros and 127% in USD compared to the third quarter 2003. The Offshore SBU achieved a record level of revenues in USD. Multi-client after sales were high at Euros 14.1 million compared to the same period last year. The net book value of the offshore seismic data library at the end of September stood at Euros 143 million.

Processing-Reservoir revenues, at Euros 27.5 million for third quarter 2004, fell 5% in Euros and increased 2% in USD, compared to the third quarter 2003.

For the third quarter 2004, Sercel total sales were Euros 69.2 million, up 8 % in Euros and up 17% in USD, compared to the third quarter 2003. External sales for the third quarter 2004 were Euros 65.3 million, up 9% in Euros and up 19% in USD.

At the end of September 2004, CGG total revenues stood at Euros 488.2 million, a 7% increase in Euros and 19% in USD compared to the first nine months of 2003.

Total revenues for Geophysical Services were Euros 271.9 million, down 14% in Euros and 5% in USD compared to the same period last year.

Sercel total revenues were Euros 228.9 million, up 51% in Euros and up 66% in USD compared to the same period last year. At the end of September 2004, Sercel external sales were Euros 216.3 million, up 57% in Euros and 73% in USD compared to the same period last year.

Operating Result:

For the third quarter 2004, the Group operating result is a profit of Euros 10.7 million compared to an operating loss of Euros 0.2 million before NRI for the third quarter 2003.

The third quarter 2004 operating result would have increased by an additional Euros 6 million with a stable €/$ exchange rate.

For the third quarter 2004, the operating result from Geophysical Services shows a profit of Euros 1.6 million compared to an operating loss of Euros 12.6 million before NRI for the third quarter 2003. Strong vessels productivity and the high level of after-sales in multi-client significantly contributed to the return of Geophysical Services to a profitable situation, despite the still low level of activity in land acquisition. Including Argas, Services improved their EBIT margin to a € 4.5 million profit.

For the third quarter 2004, the operating result of Sercel shows a profit of Euros 11.7 million, representing 17% of revenues, compared to an operating result of Euros 13.8 million for the third quarter 2003. The sustained international demand in Land and Marine acquisition products supported this good operational performance.

For the first nine months of 2004, the Group operating result is a profit of Euros 23.7 million, a significant increase compared to the Euros 12.1 million profit before NRI at the end of September 2003. This operating profit does not include a positive contribution of Euros 7.7 million by subsidiaries, principally Argas, consolidated under the equity method compared to a positive contribution of Euros 5.8 million at the end of September 2003.

Segment information

	Year to Date		Third Quarter
Million Euros	2004	2003	2004	2003
Operating revenues
Services	273.5	317.7	101.7	76.5
Products	228.9	152.0	69.2	63.8
Elimination	(14.2)	(15.1)	(4.1)	(4.6)
Total	488.2	454.6	166.8	135.7

Operating profit (loss)
Services (1)	(16.4)	(31.1)	1.6	(30.0)
Products	45.5	30.4	11.7	13.8
Corporate	(10.1)	(8.0)	(4.2)	(2.7)
Elimination	4.7	3.4	1.6	1.7
Total after NRI	23.7	(5.3)	10.7	(17.2)

(1)	The third quarter 2003 includes non recurring expenses of €17.4 million

Operating Result Before Depreciation and Amortization (ORBDA):

The Operating Result Before Depreciation and Amortization, “ORBDA”, previously denominated “Adjusted EBITDA” in our previous financial reports, is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies.

The ORBDA for the third quarter 2004 stood at Euros 40.5 million, 24.3% of revenues. The ORBDA at the end of September stood at Euros 111.3 million, 22.8% of revenues.

	Year to Date		Third Quarter
Million Euros	2004	2003	2004	2003
ORBDA	111.3	122.7	40.5	22.3

Summary of cash-flows:

	Year to Date		Third Quarter
Million Euros	2004	2003	2004	2003
Cash-flow from operations	99.0	84.9	36.0	9.6
Cash-flow after change in working capital	64.8	135.8	4.3	17.1
Capital expenditures	(37.2)	(26.1)	(11.9)	(7.5)
Investment in multi-client library	(39.8)	(92.0)	(12.4)	(25.3)

Net Result:

The net group consolidated result for the third quarter 2004 includes an exceptional currency exchange loss of Euros 3.8 million for the liquidation of Kantwell, the subsidiary owner of the Mistral vessel.

The net group consolidated result for the third quarter 2004 shows a Euros 3.2 million loss, compared to the Euros 6.5 million net loss before NRI for the third quarter 2003.

At the end of September, the net group consolidated result shows a loss of Euros 7.3 million compared to a net loss of Euros 5.5 million before NRI at the end of September 2003.

Equity and net debt:

Million Euros	YTD 2004	End of 2003
Shareholders’ equity	396.2	396.6
Net Debt	185.8	139.2
Gearing ratio	46.9%	35.1%

Backlog:

The backlog as of November 1st 2004 stands at US$ 435 million, a record high level for the Group and a 43% increase compared to last year.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

Compagnie Générale de Géophysique is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contacts:	Christophe PETTENATI-AUZIERE	(33) 1 64 47 36 75
	Christophe BARNINI	(33) 1 64 47 38 10

Email : invrel@cgg.com		Internet : www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : November 16th 2004	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE /